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SECURITIES AND EXCHANGE COMMISSION

07005125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penates Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N. Scottsdale Road, Suite 290
(No. and Street)

Scottsdale (City) AZ (State) 85250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. O'Brien (480) 473-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite, Suite 600; Denver, CO 80237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Claudia Scott

Notary Public


OFFICIAL SEAL
CLAUDIA SCOTT
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Nov. 29, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, John P. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group, Inc. ; as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penates Group, Inc.

As of and for the Year Ended
December 31, 2006

Penates Group, Inc.
Table of Contents



STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Penates Group, Inc.

We have audited the accompanying statement of financial condition of Penates Group, Inc., at December 31, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penates Group, Inc., as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 26, 2007

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Penates Group, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	20,372
Receivable from clearing organization		9,156
Deposit with clearing organization		15,000
Property and equipment, net		2,490
Deposits		2,142
	$	49,160

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	3,145
		3,145
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 25,000 issued and outstanding		25,000
Retained earnings		21,015
		46,015
	$	49,160

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Income
For The Year Ended December 31, 2006

REVENUES	
Brokerage commissions	$ 219,936
Interest	1,200
Total revenues	221,136
EXPENSES	
Employee compensation	236
Clearing costs	47,900
Professional fees	28,293
Travel and entertainment	883
Other expenses	52,483
Total expenses	129,795
NET INCOME	$ 91,341

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, December 31, 2005	25,000	$ 25,000	$ 40,367	$ 65,367
Distributions to shareholder	-	-	(110,693)	(110,693)
Net income	-	-	91,341	91,341
Balance, December 31, 2006	25,000	$ 25,000	$ 21,015	$ 46,015

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net Income	$ 91,341
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	238
Changes in:	
Receivable from clearing organization	1,126
Accounts payable and accrued expenses	3,145
Net cash provided by operating activities	95,850
INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
FINANCING ACTIVITIES	
Distributions to shareholder	(110,693)
Net cash (used in) financing activities	(110,693)
NET (DECREASE) IN CASH	(14,843)
CASH AT BEGINNING OF YEAR	35,215
CASH AT END OF YEAR	$ 20,372

SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

PENATES GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Penates Group, Inc. (the Company), is an S Corporation, which was formed under the laws of the State of Arizona on August 27, 1997. Business operations began in October 1997, with operating revenue beginning in March 1998. The Company is a licensed broker deal operating in metropolitan Phoenix, Arizona, that is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company limits its activity to selling mutual fund investments, annuities, and general securities on a fully-disclosed basis.

The Company operates under the provisions of Paragraph (d)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

Securities Available for Sale

Securities available for sale consist of securities not classified as trading securities nor as securities to be held to maturity.

Securities Transactions

Proprietary securities transactions, commission revenue and related party expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Company is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Company's taxable income.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful life of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation expense for the year ended December 31, 2006 was $238.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $60,259, which was in excess of its required net capital of $5,000. The Company's net capital ratio was zero in 2006.

Note 3 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 – Operating Leases

The Company leases its Scottsdale office under an operating lease that requires monthly payments of $2,142 and expires September 30, 2010. Commencement date was October 1, 2005. The lease agreement requires the Company to reimburse the

Penates Group, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2006

Stockholder's equity per Statement of Financial Condition		$ 46,015
Less:	Total nonallowable assets	(2,490)
	Haircut of marketable securities	-
Net Capital		$ 43,525
Aggregate indebtedness - items included in financial statements		$ 3,145
Basic net capital requirement		$ 5,000
Excess net capital		$ 38,525
Ratio aggregate indebtedness to net capital		7%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2006:		$ 46,542
Audit adjustments related to accounts payable and cash in bank		(3,017)
Net capital as of December 31, 2006		$ 43,525

Penates Group, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2006

Penates Group, Inc. relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.



STARK • WINTER • SCHENKEIN

To the Board of Directors of
Penates Group, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Penates Group, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 26, 2007

END